EXHIBIT 10.15

GUARANTY

THIS GUARANTY (with all of its modifications, supplements, restatements, extensions, and renewals in effect from time to time, this "*Guaranty*"), dated as of September 25, 2017, is made by (a) GFN U.S. AUSTRALASIA HOLDINGS, INC., a Delaware corporation ("*GFN (US)*"), and (b) each other Person that becomes a party hereto pursuant to Section 40 of this Guaranty (each an "*Additional Guarantor*" and collectively, "*Additional Guarantors*", and together with GFN (US) each a "*Guarantor*" and collectively, "*Guarantors*"), in favor of Beneficiary (as defined below).

RECITALS

GFN ASIA PACIFIC HOLDINGS PTY LTD., an Australian corporation ("*Holdings*"), GFN ASIA PACIFIC FINANCE PTY LTD., an Australian corporation ("*Finance*"), GENERAL FINANCE CORPORATION, a Delaware corporation ("*GFN*" and together with Holdings and Finance, each a "*Company*" and collectively, "*Companies*") and GFN(US) have entered into an Amended and Restated Securities Purchase Agreement dated as of September 19, 2017 (with all of its modifications, supplements, restatements, extensions, and renewals in effect from time to time, the "*Purchase Agreement*") with BISON CAPITAL PARTNERS V, L.P., a Delaware limited partnership (the "*Purchaser*"). The Purchase Agreement, among other things, sets forth the terms and conditions pursuant to which Companies have agreed to sell to Purchaser, and Purchaser has agreed to purchase, the Notes. The execution, delivery and performance of this Guaranty by GFN(US) are conditions to Purchaser's obligation to consummate the transactions contemplated by the Purchase Agreement.

AGREEMENT

NOW, THEREFORE, to induce Purchaser to enter into the Purchase Agreement and to consummate the transactions contemplated thereby, and in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is acknowledged, Guarantors covenant and agree as follows:

1. All capitalized terms used in this Guaranty without separate definition shall have the meanings given to them in the Purchase Agreement. As used herein, "*Beneficiary*" means Purchaser as Collateral Agent for the benefit of the Holders.

2. Guarantors jointly and severally, unconditionally and absolutely guarantee to Beneficiary, and to Beneficiary's successors and assigns, payment when due, whether by stated maturity, demand, acceleration or otherwise, of all existing and future indebtedness and other obligations to Beneficiary of the Companies or any successors in interest, including, without limitation, any debtors-in-possession or trustees in bankruptcy which succeeds to the interest of either Company or any of their respective successors in interest (each an "*Obligor*" and collectively "*Obligors*"), however this indebtedness and obligations has been or may be incurred or evidenced, whether absolute or contingent, direct or indirect, voluntary or involuntary, liquidated or unliquidated, joint or several, and whether or not known to any Guarantor at the time of this Guaranty or at the time any future indebtedness or obligations are incurred (collectively, the "*Indebtedness*"). The Indebtedness guaranteed includes, without limitation:

(a) any and all direct indebtedness and obligations of Obligors to Beneficiary, whether arising under the Purchase Agreement, any of the Related Agreements or otherwise, including indebtedness evidenced by the Notes and any and all other promissory notes; (b) any and all obligations or liabilities of any Obligor to Beneficiary arising under any guaranty where such Obligor has guaranteed the payment of indebtedness owing to Beneficiary from a third party; (c) any and all obligations or liabilities of any Obligor to Beneficiary arising out of any other agreement by such Obligor including, without limitation, any agreement to indemnify Beneficiary for environmental liability or to clean up hazardous waste; (d) any and all indebtedness, obligations or liabilities for which any Obligor would otherwise be liable to Beneficiary were it not for the invalidity, irregularity or unenforceability of them by reason of any bankruptcy, insolvency or other law or order of any kind, or for any other reason (such indebtedness, obligations or liabilities including, without limitation, (i) liability for interest and attorneys' fees on, or in connection with, any part of the Indebtedness from and after the filing by or against any Obligor of a bankruptcy petition, whether an involuntary or voluntary bankruptcy case, whether in connection with probate proceedings, on appeal or otherwise, and (ii) without limiting the generality of the foregoing, all reasonable attorneys' fees and costs incurred in connection with motions for relief from stay, cash collateral motions, nondischargeability motions, preference liability motions, fraudulent conveyance liability motions, fraudulent transfer liability motions and all other motions brought by any Obligor, any Guarantor, Beneficiary or any third party in any way (A) relating to Beneficiary's rights with respect to any Obligor, any Guarantor, or any third party and/or (B) affecting any collateral securing any obligation owed to Beneficiary by any Obligor, any Guarantor, or any third party); (e) any and all amendments, modifications, renewals and/or extensions of any of the above, including, without limitation, amendments, modifications, renewals and/or extensions which are evidenced by new or additional instruments, documents or agreements; and (f) all costs of collecting the Indebtedness, including, without limitation, reasonable attorneys' fees and costs. This Guaranty is a guaranty of prompt and punctual payment and performance and is not merely a guaranty of collection.

3.   Guarantors waive notice of acceptance of this Guaranty and presentment, demand, protest, notice of protest, dishonor, notice of dishonor, notice of default, notice of intent to accelerate or demand payment of any Indebtedness, and diligence in collecting any Indebtedness, and agree that Beneficiary may modify the terms of any Indebtedness, compromise, extend, increase, accelerate, renew or forbear to enforce payment on any or all Indebtedness, or permit any Obligor to incur additional Indebtedness, all without notice to any Guarantor and without affecting in any manner the unconditional obligations of any Guarantor under this Guaranty. Guarantors further waive any and all other notices to which any Guarantor might otherwise be entitled. Guarantors acknowledge and agree that the liabilities created by this Guaranty are direct and are not conditioned upon pursuit by Beneficiary of any remedy Beneficiary may have against any Obligor or any other Person or any security. No invalidity, irregularity or unenforceability of any part or all of the Indebtedness or any documents evidencing the same, by reason of any bankruptcy, insolvency or other law or order of any kind or for any other reason, and no defense or setoff available at any time to any Obligor, shall impair, affect or be a defense or setoff to the obligations of any Guarantor under this Guaranty.

4.   Guarantors deliver this Guaranty based solely on their independent investigation of the financial condition of Obligors and no Guarantor is relying on any information furnished

by Beneficiary. Guarantors assume full responsibility for obtaining any further information concerning each Obligor's financial condition, the status of the Indebtedness or any other matter which any Guarantor may deem necessary or appropriate from time to time. Guarantors waive any duty on the part of Beneficiary, and agree that no Guarantor is relying upon, or expecting Beneficiary to disclose to any Guarantor, any fact now or later known by Beneficiary, whether relating to the operations or condition of any Obligor, the existence, liabilities or financial condition of any other guarantor of any Indebtedness, the occurrence of any default with respect to the Indebtedness, or otherwise, notwithstanding any effect these facts may have upon any Guarantor's risk under this Guaranty or any Guarantor's rights against any Obligor. Guarantors knowingly accept the full range of risk encompassed in this Guaranty, which risk includes, without limitation, the possibility that any Obligor may incur Indebtedness after the financial condition of such Obligor, or its ability to pay its debts as they mature, has deteriorated.

5.   Guarantors represent and warrant that: (a) Beneficiary has made no representation to Guarantors as to the creditworthiness of any Obligor; and (b) Guarantors have established adequate means of obtaining from each Obligor on a continuing basis financial and other information pertaining to such Obligor's financial condition. Guarantors agree to keep adequately informed of any facts, events or circumstances which might in any way affect the risks of Guarantors under this Guaranty.

6.   Each Guarantor grants to Beneficiary a security interest in, and the right of setoff as to, any and all property of such Guarantor now or later in the possession of Beneficiary. Each Guarantor subordinates any claim of any nature that such Guarantor now or later has against any Obligor to and in favor of all Indebtedness and agrees not to accept payment or satisfaction of any claim that such Guarantor now or later may have against any Obligor without the prior written consent of Beneficiary. Should any payment, distribution, security, or proceeds, be received by any Guarantor upon or with respect to any claim that such Guarantor now or may later have against any Obligor, such Guarantor shall immediately deliver the same to Beneficiary in the form received (except for endorsement or assignment by such Guarantor, where required by Beneficiary) for application on the Indebtedness, whether matured or unmatured, and until delivered the same shall be held in trust by such Guarantor as the property of Beneficiary. Each Guarantor further assigns to Beneficiary as collateral for the obligations of Guarantors under this Guaranty all claims of any nature that such Guarantor now or later has against any Obligor (other than any claim under a deed of trust or mortgage covering real property) with full right on the part of Beneficiary, in its own name or in the name of such Guarantor, to collect and enforce these claims, until the Indebtedness is irrevocably paid in full.

7.   Guarantors agree that no security now or later held by Beneficiary for the payment of any Indebtedness, whether from any Obligor, any other guarantor of any Indebtedness, or otherwise, and whether in the nature of a security interest, pledge, lien, assignment, setoff, suretyship, guaranty, indemnity, insurance or otherwise, shall affect in any manner the unconditional obligations of Guarantors under this Guaranty, and Beneficiary, in its sole discretion, without notice to any Guarantor, may release, exchange, enforce and otherwise deal with any such security without affecting in any manner the unconditional obligations of Guarantors under this Guaranty. Guarantors acknowledge and agree that Beneficiary has no obligation to acquire or perfect any lien on or security interest in any asset(s), whether realty or personalty, to secure payment of the Indebtedness, and Guarantors are not relying upon any

asset(s) in which Beneficiary has or may have a lien or security interest for payment of the Indebtedness.

8.   Guarantors acknowledge that the effectiveness of this Guaranty is not conditioned on all or any part of the Indebtedness being guaranteed by anyone else.

9.   Until the Indebtedness is irrevocably paid in full, Guarantors waive any and all rights to be subrogated to the position of Beneficiary or to have the benefit of any lien, security interest or other guaranty now or later held by Beneficiary for the Indebtedness or to enforce any remedy which Beneficiary now or later has against any Obligor or any other Person. Until the Indebtedness is irrevocably paid in full, Guarantors shall have no right of reimbursement, indemnity, contribution or other right of recourse to or with respect to any Obligor, each other Guarantor or any other Person. Guarantors agree to indemnify and hold harmless Beneficiary from and against any and all claims, actions, damages, costs and expenses, including, without limitation, reasonable attorneys' fees, incurred by Beneficiary in connection with any Guarantor's exercise of any right of subrogation, contribution, indemnification or recourse with respect to this Guaranty. Beneficiary has no duty to enforce or protect any rights which any Guarantor may have against any Obligor or any other Person and each Guarantor assumes full responsibility for enforcing and protecting these rights.

10.   Notwithstanding any provision of the preceding paragraph or anything else in this Guaranty to the contrary, if any Guarantor is or becomes an "insider" or "affiliate" (as defined in Section 101 of the Bankruptcy Code, as it may be amended) of any Obligor, then such Guarantor irrevocably and absolutely waives any and all rights of subrogation, contribution, indemnification, recourse, reimbursement and any similar rights against such Obligor (or any other guarantor of any Indebtedness) with respect to this Guaranty, whether such rights arise under an express or implied contract or by operation of law, unless and until the Indebtedness is irrevocably paid in full. It is the intention of the parties that such Guarantor shall not be (or be deemed to be) a "creditor" (as defined in Section 101 of the Bankruptcy Code, as it may be amended) of such Obligor (or any other guarantor of any Indebtedness) by reason of the existence of this Guaranty in the event that such Obligor becomes a debtor in any proceeding under the Bankruptcy Code. This waiver is given to induce Beneficiary to enter into certain written contracts with Obligors with respect to the Indebtedness. Guarantors warrant and agree that none of Beneficiary's rights, remedies or interests shall be directly or indirectly impaired because of any Guarantor's status as an "insider" or "affiliate" of any Obligor, and each Guarantor shall take any action, and shall execute any document, which Beneficiary may request in order to effectuate this warranty to Beneficiary.

11.   If any Indebtedness is guaranteed by two or more Guarantors, the obligation of each Guarantor shall be several and also joint, each with all and also each with any one or more of the others, and may be enforced at the option of Beneficiary against each severally, any two or more jointly, or some severally and some jointly. Beneficiary, in its sole discretion, may release any one or more of Guarantors for any consideration which it deems adequate, and may fail or elect not to prove a claim against the estate of any bankrupt, insolvent, incompetent or deceased Guarantor; and after that, without notice to any other Guarantor, Beneficiary may extend or renew any or all Indebtedness and may permit Obligors to incur additional Indebtedness, without affecting in any manner the unconditional obligations of the remaining Guarantors. This action

by Beneficiary shall not, however, be deemed to affect any right to contribution which may exist among Guarantors.

12.   In the event that, notwithstanding the waivers given herein, any Guarantor may lawfully terminate its obligation under this Guaranty as to future Indebtedness (except as provided below), such Guarantor may do so by (and only by) delivering written notice of such termination to an officer of Beneficiary and receiving from an officer of Beneficiary written acknowledgement of such delivery; provided that such termination shall not be effective until the opening of business on the fifth (5th) day following written acknowledgement of such delivery. Any such termination shall not affect in any way the unconditional obligations of any other Guarantor, whether or not such termination is known to such Guarantor. Likewise, any such termination shall not affect in any way the unconditional obligations of the terminating Guarantor as to any Indebtedness existing at the effective date of such termination or any Indebtedness created thereafter pursuant to any commitment or agreement of Beneficiary, or any loan by Beneficiary to any Obligor, existing at the effective date of such termination (whether advances or readvances by Beneficiary are optional or obligatory), or any modifications, extensions or renewals of any of such Indebtedness, whether in whole or in part, and as to all of such Indebtedness and modifications, extensions or renewals thereof, this Guaranty shall continue effective until the same shall have been fully paid. Beneficiary has no duty to give notice of termination by any Guarantor to any remaining Guarantor. Guarantors shall indemnify Beneficiary against all claims, damages, costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred by Beneficiary in connection with any suit, claim or action against Beneficiary arising out of any modification or termination of any loan by Beneficiary to any Obligor or any refusal by Beneficiary to extend additional credit in connection with the termination of any obligations under this Guaranty.

13.   Guarantors' obligations under this Guaranty shall continue in full force and effect until the Indebtedness is fully paid, performed and discharged and Beneficiary gives Guarantors written notice of that fact. Notwithstanding any prior revocation, termination, surrender or discharge of this Guaranty (or of any lien, pledge or security interest securing this Guaranty) in whole or in part, the effectiveness of this Guaranty, and of all liens, pledges and security interests securing this Guaranty, shall automatically continue or be reinstated, as the case may be, in the event that (a) any payment received or credit given by Beneficiary in respect of the Indebtedness is returned, disgorged or rescinded as a preference, impermissible setoff, fraudulent conveyance, diversion of trust funds, or otherwise under any applicable state or federal law, including, without limitation, laws pertaining to bankruptcy or insolvency, in which case this Guaranty, and all liens, pledges and security interests securing this Guaranty, shall be enforceable against Guarantors as if the returned, disgorged or rescinded payment or credit had not been received or given by Beneficiary, whether or not Beneficiary relied upon this payment or credit or changed its position as a consequence of it; or (b) any liability is imposed, or sought to be imposed, against Beneficiary relating to the environmental condition of, or the presence of hazardous or toxic substances on, in or about, any property given as collateral to Beneficiary by any Obligor, whether this condition is known or unknown, now exists or subsequently arises (excluding only conditions which arise after any acquisition by Beneficiary of any such property by foreclosure, in lieu of foreclosure or otherwise, to the extent due to the wrongful act or omission of Beneficiary), in which case this Guaranty, and all liens, pledges and security interests securing this Guaranty, shall be enforceable against Guarantors to the extent of all liability, costs and

expenses (including, without limitation, reasonable attorneys' fees and costs) incurred by Beneficiary as the direct or indirect result of any such environmental condition or hazardous or toxic substances. In the event of any continuation or reinstatement of this Guaranty and the liens, pledges and security interests securing it, Guarantors agree upon demand by Beneficiary to execute and deliver to Beneficiary those documents which Beneficiary reasonably determines are appropriate to further evidence (in the public records or otherwise) this continuation or reinstatement, although the failure of Guarantors to do so shall not affect in any way such reinstatement or continuation. If any Guarantor does not execute and deliver to Beneficiary upon demand such documents, Beneficiary and each officer of Beneficiary is irrevocably appointed (which appointment is coupled with an interest) the true and lawful attorney-in-fact of such Guarantor (with full power of substitution) to execute and deliver such documents in the name and on behalf of such Guarantor. For purposes of this Guaranty, "environmental condition" includes, without limitation, conditions existing with respect to the surface or ground water, drinking water supply, land surface or subsurface and the air; and "hazardous or toxic substances" shall include any and all substances now or subsequently determined by any federal, state or local authority to be hazardous or toxic, or otherwise regulated by any of these authorities.

14. Guarantors waive any right to require Beneficiary to: (a) proceed against any Person, including, without limitation, any Obligor; (b) proceed against or exhaust any security held from any Obligor or any other Person; (c) pursue any other remedy in Beneficiary's power; or (d) make any presentments or demands for performance, or give any notices of nonperformance, protests, notices of protest, or notices of dishonor in connection with (i) any obligations or evidences of Indebtedness held by Beneficiary as security, (ii) any other obligations or evidences of indebtedness which constitute in whole or in part the Indebtedness, or (iii) the creation of new or additional Indebtedness.

15. Guarantors authorize Beneficiary, either before or after any termination of obligations under this Guaranty as contemplated by Section 12, without notice to or demand on any Guarantor and without affecting any Guarantor's liability under this Guaranty, from time to time to: (a) apply any security and direct the order or manner of sale thereof, including, without limitation, a nonjudicial sale permitted by or, if applicable, pursuant to the terms of the controlling security agreement, mortgage or deed of trust, as Beneficiary in its sole discretion may determine; (b) release or substitute any one or more of the endorsers or any other guarantors of any Indebtedness; and (c) apply payments received by Beneficiary from any Obligor to any indebtedness of such Obligor to Beneficiary, in such order as Beneficiary shall determine in its sole discretion, whether or not such indebtedness is covered by this Guaranty, and Guarantors waive any provision of law regarding application of payments which specifies otherwise. Beneficiary may without notice assign this Guaranty in whole or in part. Upon Beneficiary's request, each Guarantor agrees to provide to Beneficiary copies of each Guarantor's financial statements as and when any Obligor is required to provide copies of its financial statements under the terms of the Purchase Agreement.

16. Guarantors waive any defense based upon or arising by reason of: (a) any disability or other defense of any Obligor or any other Person; (b) the cessation or limitation from any cause whatsoever, other than final and irrevocable payment in full of the Indebtedness; (c) any lack of authority of any officer, director, partner, agent or any other Person acting or

purporting to act on behalf of any Obligor which is a corporation, partnership or other type of entity, or any defect in the formation of any Obligor; (d) the application by any Obligor of the proceeds of any Indebtedness for purposes other than the purposes represented by such Obligor to Beneficiary or intended or understood by Beneficiary or any Guarantor; (e) any act or omission by Beneficiary which directly or indirectly results in or aids the discharge of any Obligor or any Indebtedness by operation of law or otherwise; or (f) any modification of the Indebtedness, in any form whatsoever, including, without limitation, (i) any renewal, extension, acceleration, forbearance or other change in time for payment of any Indebtedness, and (ii) any other change in the terms of the Indebtedness, including, without limitation, increase or decrease of the interest rate or the amount of the Indebtedness.

17.   Guarantors waive any and all rights and defenses based upon California Code of Civil Procedure Sections 580a, 580b, 580d or 726, and any successor sections thereto, including but not limited to any provision thereof that: (i) may limit the time period for Beneficiary to commence a lawsuit against Obligor or Guarantors to collect any Indebtedness owing by Obligor or Guarantors to Beneficiary; (ii) may entitle Obligor or Guarantors to a judicial or nonjudicial determination of any deficiency owed by such Obligor or Guarantors to Beneficiary, or to otherwise limit Beneficiary's right to collect a deficiency based on the fair market value of any real property securing the Indebtedness; (iii) may limit Beneficiary's right to collect a deficiency judgment after a sale of any real property securing the Indebtedness; (iv) may require Beneficiary to take only one action to collect the Indebtedness or that may otherwise limit the remedies available to Beneficiary to collect the Indebtedness. Without limiting the generality of any other waiver or other provision set forth in this Guaranty, each Guarantor waives all rights and defenses that such Guarantor may have because the Indebtedness is at any time secured by real property. This means, among other things: (i) Beneficiary may collect from Guarantors without first foreclosing on any real or personal property collateral pledged by Obligor; and (ii) if Beneficiary forecloses on any real property collateral pledged by Obligor: (A) the amount of the Indebtedness may be reduced only by the price for which that collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price, and (B) Beneficiary may collect from Guarantors even if Beneficiary, by foreclosing on the real property collateral, has destroyed any right Guarantors may have to collect from Obligor. This is an unconditional and irrevocable waiver of any rights and defenses Guarantors may have because any of the Indebtedness is at any time secured by real property. These rights and defenses include, but are not limited to, any rights or defenses based upon Section 580a, 580b, 580d, or 726 of the California Code of Civil Procedure.

Each Guarantor understands that, absent this waiver, Beneficiary's election of remedies, including but not limited to its decision to proceed to nonjudicial foreclosure on any real property securing the Indebtedness, could preclude Beneficiary from obtaining a deficiency judgment against Obligor and such Guarantor pursuant to California Code of Civil Procedure Sections 580a, 580b, 580d or 726 and could also destroy any subrogation rights which such Guarantor has against Obligor. Each Guarantor further understands that, absent this waiver, California law, including, without limitation, California Code of Civil Procedure Sections 580a, 580b, 580d and 726, could afford Guarantors one or more affirmative defenses to any action maintained by Beneficiary against Guarantors on this Guaranty.

18.   Guarantors waive all rights and defenses arising out of an election of remedies by Beneficiary even though that election of remedies, such as a nonjudicial foreclosure with respect to security for a guaranteed obligation, may destroy Guarantors' rights of subrogation and reimbursement against Obligor by the operation of Section 580d of the Code of Civil Procedure or otherwise.

19.   WITHOUT LIMITING THE GENERALITY OF ANY OTHER WAIVER OR OTHER PROVISION SET FORTH IN THIS GUARANTY, EACH GUARANTOR HEREBY WAIVES, TO THE MAXIMUM EXTENT SUCH WAIVER IS PERMITTED BY LAW, ANY AND ALL RIGHTS, BENEFITS, DEFENSES TO PAYMENT OR PERFORMANCE, OR ANY RIGHT TO PARTIAL OR COMPLETE EXONERATION ARISING DIRECTLY OR INDIRECTLY UNDER ANY ONE OR MORE OF CALIFORNIA CIVIL CODE SECTIONS 2787 TO 2855, INCLUSIVE, 2899 AND 3433, AND ALL SUCCESSOR SECTIONS.

20.   Guarantors acknowledge and agree that Guarantors' waivers herein are knowing and informed waivers of Guarantors' rights as discussed above, and that Beneficiary is relying on such waivers in extending credit to Obligors.

21.   Guarantors acknowledge that Beneficiary has the right to sell, assign, transfer, negotiate, or grant participations in all or any part of the Indebtedness and any related obligations, including, without limitation, this Guaranty. In connection with that right, Beneficiary may disclose any documents and information which Beneficiary now or later acquires relating to any Guarantor and this Guaranty, whether furnished by any Obligor, any Guarantor or otherwise. Guarantors further agree that Beneficiary may disclose these documents and information to any Obligor. Guarantors agree that Beneficiary may provide information relating to this Guaranty or to such Guarantors to Beneficiary's parent, affiliates, subsidiaries and service providers. All disclosures permitted under this Section shall be made subject to Section 15.20 of the Purchase Agreement.

22.   The total obligation under this Guaranty shall be unlimited, and this obligation shall include any and all costs and expenses of any kind, including, without limitation, reasonable attorneys' fees and costs, incurred by Beneficiary at any time for any reason in enforcing any of the duties and obligations of any Guarantor under this Guaranty or otherwise incurred by Beneficiary in any way connected with this Guaranty, the Indebtedness or any other guaranty of the Indebtedness (including, without limitation, reasonable attorneys' fees and other expenses incurred in any suit involving the conduct of Beneficiary, any Obligor or any Guarantor). All of these costs and expenses shall be payable immediately by Guarantors when incurred by Beneficiary, without demand, and until paid shall bear interest at the highest per annum rate applicable to any of the Indebtedness, but not in excess of the maximum rate permitted by law. Any reference in this Guaranty to attorneys' fees shall be deemed a reference to fees, charges, costs and expenses of both in-house and outside counsel and paralegals, whether or not a suit or action is instituted, and to court costs if a suit or action is instituted, and whether attorneys' fees or court costs are incurred at the trial court level, on appeal, in a bankruptcy, administrative or probate proceeding or otherwise. Any reference (a) to this Guaranty being secured by certain collateral shall NOT be deemed to limit the total obligation of any Guarantor under this Guaranty or (b) to this Guaranty being limited in any respect shall NOT be deemed to

limit the total obligation of any Guarantor under any prior or subsequent guaranty given by any Guarantor to Beneficiary.

23. Guarantors unconditionally and irrevocably waive each and every defense and setoff of any nature which, under principles of guaranty or otherwise, would operate to impair or diminish in any way the obligation of any Guarantor under this Guaranty, and acknowledge that each such waiver is by this reference incorporated into each security agreement, collateral assignment, pledge and/or other document entered into by any Guarantor now or later securing this Guaranty and/or the Indebtedness, and acknowledge that as of the date of this Guaranty no such defense or setoff exists. Guarantors acknowledge that the effectiveness of this Guaranty is subject to no conditions of any kind.

24. This Guaranty shall remain effective with respect to successive transactions which shall either continue the Indebtedness, increase or decrease it, or from time to time create new Indebtedness after all or any prior Indebtedness has been satisfied, until this Guaranty is terminated in the manner and to the extent provided above.

25. Guarantors warrant and agree that each of the waivers set forth above are made with each Guarantor's full knowledge of their significance and consequences, and that under the circumstances, the waivers are reasonable and not contrary to public policy or law. If any of these waivers are determined to be contrary to any applicable law or public policy by a court of competent jurisdiction by final and nonappealable judgment, these waivers shall be effective only to the extent permitted by law.

26. Agency of Companies for each Guarantor. Each Guarantor appoints each Company as its agent for all purposes relevant to this Guaranty, including (without limitation) the giving and receipt of notices and the execution and delivery of all documents, instruments and certificates contemplated herein and all modifications hereto. Any acknowledgment, consent, direction, certification or other action which might otherwise be valid or effective only if given or taken by all of the Guarantors acting singly or jointly, or both, shall be valid and effective if given or taken only by either Company, whether or not any of the other Guarantors joins therein.

27. Notices. All notices, demands and other communications to be given hereunder shall be made pursuant to Section 15.6 of the Purchase Agreement.

28. Acknowledgement. Guarantors have been advised by counsel in the negotiation, execution and delivery of this Guaranty and have knowingly and voluntarily entered into this Guaranty in good faith for the purpose of inducing Beneficiary to extend credit or make other financial accommodations to Obligors, and Guarantors acknowledge that the terms of this Guaranty are reasonable. Beneficiary has no fiduciary relationship with or duty to any Guarantor arising out of or in connection with this Guaranty, and the relationship between Beneficiary and Guarantors in connection herewith is solely that of creditor and debtor. No joint venture is created hereby or otherwise exists by virtue of the matters contemplated hereby.

29. Entire Agreement. This Guaranty constitutes the entire agreement of Guarantors and Beneficiary with respect to the subject matter hereof, and supersedes all prior negotiations,

discussions, commitments and understandings between Guarantors and Beneficiary with respect to such subject matter.

30.   Amendment and Waiver. No failure or delay on the part of Beneficiary in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for in this Guaranty are cumulative and are not exclusive of any remedies that may be available to Beneficiary at law, in equity or otherwise. Any amendment, supplement or modification of or to any provision of this Guaranty, any waiver of any provision of this Guaranty, and any consent to any departure by any party from the terms of any provision of this Guaranty, shall be effective (i) only if it is made or given in writing and signed by Guarantors and consented to in writing by Beneficiary, and (ii) only in the specific instance and for the specific purpose for which it is made or given. No amendment, supplement or modification of or to any provision of this Guaranty or any waiver of any such provision or consent to any departure by any party from the terms of any such provision may be made orally. Except where notice is specifically required by this Guaranty, no notice to or demand on any Guarantor in any case shall entitle any Guarantor to any other or further notice or demand in similar or other circumstances.

31.   Benefits of this Guaranty. This Guaranty shall be for the sole exclusive benefit of Beneficiary and its permitted successors and assigns (each of which is an intended third party beneficiary of this Guaranty).

32.   Severability. If any one or more of the provisions contained in this Guaranty, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired. The parties hereto further agree to replace such invalid, illegal or unenforceable provision of this Guaranty with a valid, legal and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

33.   Governing Law. In all respects, including matters of construction, validity and performance, this Guaranty shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California applicable to contracts made and performed in that state (without regard to the choice of law or conflicts of law provisions thereof that would require the application of the law of any other jurisdiction).

34.   Consent to Jurisdiction and Venue.

(a)   Each Guarantor hereby consents and agrees that all actions, suits or other proceedings arising under or in connection with this Guaranty or any other Related Agreement shall be tried and litigated in state or federal courts located in the County of Los Angeles, State of California, which courts shall have exclusive jurisdiction to hear and determine any and all claims, controversies and disputes arising out of or related to this Guaranty or any other Related Agreement. Notwithstanding the foregoing, nothing contained in this Section 34 shall preclude Beneficiary from bringing any action, suit or other proceeding in the courts of any other location where the assets of any member of the Company Group or the Collateral may be found or located or to enforce any judgment or other court order in favor of Beneficiary.

(b)   Each Guarantor hereby (i) irrevocably submits to the jurisdiction of any such court and consents in advance to such jurisdiction in any action, suit or other proceeding commenced in any such court, (ii) waives any right it may have to assert the doctrine of *forum non conveniens* or any objection that such Person may have based upon lack of personal jurisdiction or improper venue and (iii) consents to the granting of such legal or equitable relief as is deemed appropriate by such court. Each Guarantor hereby waives personal service of the summons, complaint or other process issued in any such action, suit or other proceeding and agrees that service of such summons, complaint and other process may be made by registered or certified mail addressed to such party at the address set forth in Section 15.6 of the Purchase Agreement and that service so made shall be deemed completed upon the earlier of such Person's actual receipt thereof or 5 days after deposit in the United States mail, proper postage prepaid.

(c)   To the extent permitted under Applicable Laws of any such jurisdiction, each Guarantor hereby waives, in respect of any such action, suit or other proceeding, the jurisdiction of any other court or courts that now or hereafter, by reason of such Person's present or future domicile, or otherwise, may be available to it.

(d)   EACH GUARANTOR HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTY OR ANY RELATED AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

35.   Arbitration; Incorporation by Reference. Section 15.13 of the Purchase Agreement is incorporated into this Guaranty by this reference as if such Section was fully set forth herein, and shall apply to this Guaranty and the transactions contemplated hereby.

36.   No Strict Construction. No party, nor its counsel, shall be deemed the drafter of this Guaranty for purposes of construing the provisions of this Guaranty, and all provisions of this Guaranty shall be construed in accordance with their fair meaning, and not strictly for or against any party.

37.   Headings. The title of and the section and paragraph headings in this Guaranty are for convenience of reference only and shall not govern or affect the interpretation of any of the terms or provisions of this Guaranty.

38.   Counterparts. This Guaranty may be executed in any number of counterparts (including by facsimile or email scan with attachment) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

39.   Related Agreement. This Guaranty is one of the Related Agreements referred to in the Purchase Agreement and all provisions in the Purchase Agreement or any other Related

Agreement that apply to Related Agreements generally are fully applicable to this Guaranty and are incorporated herein by this reference.

40.   Joinder. Any Person may become a Guarantor under and become bound by the terms and conditions of this Guaranty by executing and delivering to the Beneficiary an Instrument of Joinder substantially in the form attached hereto as Exhibit A accompanied by such documentation as the Beneficiary may reasonably require to establish the due organization, valid existence and good standing of such Person, its qualification to engage in business in each material jurisdiction in which it is required to be so qualified, its authority to execute, deliver and perform this Guaranty, and the identity, authority and capacity of each director or officer thereof authorized to act on its behalf. Upon delivery of such Instrument of Joinder to and acceptance thereof by the Beneficiary, notice of which acceptance is hereby waived by each Guarantor, each such Additional Guarantor shall be as fully a party hereto as if such Additional Guarantor were an original signatory hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, Guarantors have executed and delivered this Guaranty as of the day and year first written above.

GFN U.S. AUSTRALASIA HOLDINGS, INC.

By: _____

Name: Christopher A. Wilson
Title: Secretary

ACKNOWLEDGED:

BISON CAPITAL PARTNERS V, L.P.,
a Delaware limited partnership

By: BISON CAPITAL PARTNERS V GP, L.P.,
a Delaware limited partnership,
its general partner

By: BISON CAPITAL PARTNERS GP, LLC,
a Delaware limited liability company,
its general partner

By: _____

    Name: Douglas B. Trussler
    Title: Managing Member

EXHIBIT A
TO
GUARANTY

INSTRUMENT OF JOINDER

THIS INSTRUMENT OF JOINDER ("Joinder") is executed as of ___________, 20__, by ______________________, a ______________________ ("***Joining Party***"), and delivered to /////**BISON CAPITAL PARTNERS V, L.P., a Delaware limited partnership**///// (the ***Purchaser***") pursuant to the Guaranty dated as of _________, 2017 made by GFN U.S. AUSTRALASIA HOLDINGS, INC., a Delaware corporation ("***GFN (US)***") and the other Additional Guarantors party thereto (as amended, restated, extended, renewed, supplemented or otherwise modified from time to time, the "***Guaranty***"), in connection with the Purchase Agreement. Terms used but not defined in this Joinder shall have the meanings defined for those terms in the Guaranty.

RECITALS

A. The Guaranty was made by GFN (US) and the Additional Guarantors party thereto in favor of the Beneficiary in connection with the Purchase Agreement.

B. Joining Party expects to realize direct and indirect benefits as a result of the availability to the Companies of the credit facilities under the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in the Purchase Agreement and for other good and valuable consideration, the receipt and adequacy of which is acknowledged, Joining Party covenants and agrees as follows:

AGREEMENT

1. By this Joinder, Joining Party becomes a "Guarantor" under, and pursuant to Section 40 of, the Guaranty. Joining Party agrees that, upon its execution hereof, it will become a Guarantor under the Guaranty with respect to all Indebtedness as further set forth therein, and Joining Party will be bound by all terms, conditions, and duties applicable to a Guarantor under the Guaranty.

2. The effective date of this Joinder is _________, ____.

"Joining Party"

__________________________________,
a ________________________________

By: ____________________________
Name: ____________________________
Title: ____________________________